UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Spectral AI, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

84757T105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84757T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Octopus Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) HC, CO

This Amendment No. 1 to Statement on Schedule 13G (the “Amendment”) is being filed by Octopus Investments Limited (the “Reporting Person”) that amends, supplements and supersedes the initial Statement on Schedule 13G filed by the Reporting Person with the U.S. Securities and Exchange Commission on February 8, 2024 (the “Schedule 13G”). This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

Item 1.

(a) Name of Issuer:

Spectral AI, Inc.

(b) Address of Issuer’s Principal Executive Offices:

2515 McKinney Avenue

Suite 1000

Dallas, TX 75201

Item 2.

(a) Name of Person Filing:

Octopus Investments Limited

(b) Address of Principal Business Office or, if none, Residence:

6th Floor, 33 Holborn, London, EC1N 2HT

(c) Citizenship:

United Kingdom

(d) Title of Class of Securities:

Common Stock, $0.0001 par value per share.

(e) CUSIP Number:

84757T105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a) Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

(b) Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for the Reporting Person and is incorporated herein by reference.

(c) Number of shares as to which the person has:

The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for the Reporting Person and is incorporated herein by reference.

This filing is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Octopus Investments Limited

By:	/s/ John Averill
Name: John Averill
Title: CRO